# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XBP Global Holdings, Inc., CIK 0001839530
CUSIP: 98400V101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: Andrew Schinder, 11 West 42nd Street, 9th Floor, New York, New York (NY), 10036
Date of event which requires filing of this statement: 09/15/2026
Amends the filing with accession number 0000950170-25-103409
Filed by CIK 0001774621
Persons authorized to receive notices and communications: Andrew Schinder, 11 West 42nd Street, 9th Floor, New York, New York (NY), 10036, (212) 878-3520

## Reporting persons
- Avenue RP Opportunities Fund, L.P. (CIK 0001774621): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 981,807 (6.9% of the class)
  Comment: (1) Aggregate amount owned includes 981,807 shares of common stock held directly by the Reporting Person.
  
  (2) Percent of class is based on 14,156,584 shares of Issuer's common stock outstanding as of September 15, 2026, based on information provided by the Issuer to the Reporting Persons.
- Avenue Global Dislocation Opportunities Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 610,498 (4.3% of the class)
  Comment: (1) Aggregate amount owned includes 610,498 shares of common stock held directly by the Reporting Person.
  
  (2) Percent of class is based on 14,156,584 shares of Issuer's common stock outstanding as of September 15, 2026, based on information provided by the Issuer to the Reporting Persons.
- Avenue Global Opportunities Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 218,484 (1.5% of the class)
  Comment: (1) Aggregate amount owned includes 218,484 shares of common stock held directly by the Reporting Person.
  
  (2) Percent of class is based on 14,156,584 shares of Issuer's common stock outstanding as of September 15, 2026, based on information provided by the Issuer to the Reporting Persons.
- Avenue Europe International Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 981,807; shared voting power 0; sole dispositive power 981,807; shared dispositive power 0; aggregate amount beneficially owned 981,807 (6.9% of the class)
  Comment: (1) Avenue Europe International Management, L.P. is a registered investment adviser and is the manager ("Europe International Manager") of Avenue RP Opportunities Fund, L.P. ("RP Opportunities Fund"). The general partner of RP Opportunities Fund has delegated all management authority to Europe International Manager and therefore, Europe International Manager has sole voting and dispositive power over all securities of Issuer held by RP Opportunities Fund, but disclaims beneficial ownership thereof except to the extent of its pecuniary interest, if any, therein.
  
  (2) Percent of class is based on 14,156,584 shares of Issuer's common stock outstanding as of September 15, 2026, based on information provided by the Issuer to the Reporting Persons.
- Avenue Capital Management II, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 828,982; shared voting power 0; sole dispositive power 828,982; shared dispositive power 0; aggregate amount beneficially owned 828,982 (5.9% of the class)
  Comment: (1) Avenue Capital Management II, L.P. is a registered investment adviser and is the manager ("Capital Management II") of Avenue Global Dislocation Opportunities Fund, L.P. ("Global Dislocation Fund") and Avenue Global Opportunities Master Fund, LP ("Global Opportunities Fund", and with RP Opportunities Fund, Global Dislocation Fund, the "Funds"). The general partner of each of Global Dislocation Fund and Global Opportunities Fund has delegated all management authority to Capital Management II and therefore, Capital Management II has sole voting and dispositive power over all securities of Issuer held by Global Dislocation Fund and Global Opportunities Fund, but disclaims beneficial ownership thereof except to the extent of its pecuniary interest, if any, therein.
  
  (2) Percent of class is based on 14,156,584 shares of Issuer's common stock outstanding as of September 15, 2026, based on information provided by the Issuer to the Reporting Persons.
- Avenue RP Opportunities Fund GenPar, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 981,807 (6.9% of the class)
  Comment: (1) Avenue RP Opportunities Fund GenPar, LLC ("RP Opportunities GP") is the general partner of RP Opportunities Fund. RP Opportunities has delegated voting and dispositive power over securities held by RP Opportunities Fund to Europe International Manager and disclaims beneficial ownership of securities held by RP Opportunities Fund, except to the extent of its pecuniary interest, if any, therein.
  
  (2) Percent of class is based on 14,156,584 shares of Issuer's common stock outstanding as of September 15, 2026, based on information provided by the Issuer to the Reporting Persons.
- Avenue Global Dislocation Opportunities GenPar, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 610,498 (4.3% of the class)
  Comment: (1) Avenue Global Dislocation Opportunities GenPar, LLC ("Dislocation Opportunities GP") is the general partner of Global Dislocation Fund. Dislocation Opportunities GP has delegated voting and dispositive power over securities held by Global Dislocation Fund to Capital Management II and disclaims beneficial ownership of securities held by Global Dislocation Fund, except to the extent of its pecuniary interest, if any, therein.
  
  (2) Percent of class is based on 14,156,584 shares of Issuer's common stock outstanding as of September 15, 2026, based on information provided by the Issuer to the Reporting Persons.
- Avenue Global Opportunities GenPar Holdings Ltd: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 218,484 (1.5% of the class)
  Comment: (1) Avenue Global Opportunities GenPar Holdings Ltd ("Global Opportunities GP") is the general partner of Global Opportunities Fund. Global Opportunities GP has delegated voting and dispositive power over securities held by Global Opportunities Fund to Capital Management II and disclaims beneficial ownership of securities held by Global Opportunities Fund, except to the extent of its pecuniary interest, if any, therein.
  
  (2) Percent of class is based on 14,156,584 shares of Issuer's common stock outstanding as of September 15, 2026, based on information provided by the Issuer to the Reporting Persons.
- GL RP Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 981,807 (6.9% of the class)
  Comment: (1) GL RP Partners, LLC ("RP Partners") is the managing member of RP Opportunities GP. RP Partners has no voting or dispositive power over securities held by RP Opportunities Fund and disclaims beneficial ownership of securities held by RP Opportunities Fund, except to the extent of its pecuniary interest, if any, therein.
  
  (2) Percent of class is based on 14,156,584 shares of Issuer's common stock outstanding as of September 15, 2026, based on information provided by the Issuer to the Reporting Persons.
- GL Global Dislocation Opportunities Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 610,498 (4.3% of the class)
  Comment: (1) GL Global Dislocation Opportunities Partners, LLC ("Dislocation Opportunities Partners") is the managing member of Dislocation Opportunities GP. Dislocation Opportunities Partners has no voting or dispositive power over securities held by Global Dislocation Fund and disclaims beneficial ownership of securities held by Global Dislocation Fund, except to the extent of its pecuniary interest, if any, therein.
  
  (2) Percent of class is based on 14,156,584 shares of Issuer's common stock outstanding as of September 15, 2026, based on information provided by the Issuer to the Reporting Persons.
- Avenue Global Opportunities GenPar, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 218,484 (1.5% of the class)
  Comment: (1) Avenue Global Opportunities GenPar, LLC ("Opportunities GenPar") is the sole shareholder of Global Opportunities GP. Opportunities GenPar has no voting or dispositive power over securities held by Global Opportunities Fund and disclaims beneficial ownership of securities held by Global Opportunities Fund, except to the extent of its pecuniary interest, if any, therein.
  
  (2) Percent of class is based on 14,156,584 shares of Issuer's common stock outstanding as of September 15, 2026, based on information provided by the Issuer to the Reporting Persons.
- Marc Lasry: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,810,789 (12.8% of the class)
  Comment: (1) Marc Lasry is the beneficial owner of RP Partners, Dislocation Opportunities Partners, and Global Opportunities GP. Mr. Lasry disclaims beneficial ownership of securities held by the Funds, except to the extent of his pecuniary interest, if any, therein.
  
  (2) Percent of class is based on 14,156,584 shares of Issuer's common stock outstanding as of September 15, 2026, based on information provided by the Issuer to the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: XBP Global Holdings, Inc.
Address of issuer's principal executive offices: Andrew Schinder, 11 West 42nd Street, 9th Floor, New York, New York (NY), 10036

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following thereto:

The Private Placement

On September 11, 2026, the Issuer entered into securities purchase agreements (each, a "Purchase Agreement") with certain accredited investors (the "Purchasers"), for the sale by the Issuer in a private placement (the "Private Placement") of an aggregate of 2,275,245 shares (the "Shares") of the Issuer's Common Stock, at a weighted purchase price of approximately $2.66 per Share, for aggregate gross proceeds to the Issuer of approximately $6.05 million. Avenue RP Opportunities Fund, L.P., Avenue Global Dislocation Opportunities Fund, L.P. and Avenue Global Opportunities Master Fund LP, each a fund managed by investment advisers affiliated with Avenue Capital Group ("Avenue") participated as a Purchaser in the Private Placement, purchasing 600,000 shares of Common Stock in the aggregate. Mr. Randal Klein, a member of the Board, is a portfolio manager at Avenue. All purchases made by Avenue were made at a per share price of $2.83, which is the consolidated closing bid price of the Common Stock immediately preceding entry into the Private Placement, and the remainder of the Shares were purchased at a per share price of $2.55. The closing of the Private Placement occurred on September 15, 2026. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is included as Exhibit 99.4 to this Amendment, and is incorporated by reference herein.

On September 11, 2026, in connection with the Purchase Agreement, the Issuer entered into Registration Rights Agreements with the Purchasers (each, a "Registration Rights Agreement"). The Registration Rights Agreement provides, among other things, that the Issuer will file with the SEC a registration statement registering the resale of the Shares no later than September 22, 2026. The Issuer agreed to use commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is included as Exhibit 99.5 to this Amendment, and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following thereto:

Exhibit 99.4: Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 14, 2026).

Exhibit 99.5: Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on September 14, 2026).

## Signatures
- Avenue RP Opportunities Fund, L.P.: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member, GL RP Partners, LLC, Managing Member, Avenue RP Opportunities Fund GenPar, LLC, General Partner (09/17/2026)
- Avenue Global Dislocation Opportunities Fund, L.P.: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member, Dislocation Opportunities Partners, Managing Member, Dislocation Opportunities GP, General Partner (09/17/2026)
- Avenue Global Opportunities Master Fund LP: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member, Avenue Global Opportunities GenPar Holdings Ltd, General Partner (09/17/2026)
- Avenue Europe International Management, L.P.: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member, Avenue Europe International Management GenPar, LLC, General Partner (09/17/2026)
- Avenue Capital Management II, L.P.: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member, Avenue Capital Management II GenPar, LLC, General Partner (09/17/2026)
- Avenue RP Opportunities Fund GenPar, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member, GL RP Partners LLC, Managing Member (09/17/2026)
- Avenue Global Dislocation Opportunities GenPar, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member, GL Global Dislocation Opportunities Partners, LLC, Managing Member (09/17/2026)
- Avenue Global Opportunities GenPar Holdings Ltd: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member (09/17/2026)
- GL RP Partners, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member (09/17/2026)
- GL Global Dislocation Opportunities Partners, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member (09/17/2026)
- Avenue Global Opportunities GenPar, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member (09/17/2026)
- Marc Lasry: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry (09/17/2026)
Comment: Andrew Schinder is signing on behalf of Mr. Lasry pursuant to a power of attorney dated January 28, 2019, which was previously filed with the SEC as an exhibit to a Schedule 13G filed by Mr. Lasry and certain other reporting persons on October 3, 2024.